Exhibit 12

PEABODY ENERGY CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(IN MILLIONS)

	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Six Months Ended June 30, 2012
Income from Continuing Operations Before Income Taxes	$362.8	$1,065.2	$629.4	$1,142.0	$1,373.7	$433.8
Interest Expense	235.8	227.0	201.1	222.0	238.6	208.9
Interest Portion of Rental Expense	31.4	40.1	37.8	42.1	52.7	29.2

Adjusted Earnings	$630.0	$1,332.3	$868.3	$1,406.1	$1,665.0	$671.9

Interest Expense	$235.8	$227.0	$201.1	$222.0	$238.6	208.9
Interest Portion of Rental Expense	31.4	40.1	37.8	42.1	52.7	29.2

Adjusted Fixed Charges	$267.2	$267.1	$238.9	$264.1	$291.3	$238.1

Ratio of Earnings to Fixed Charges	2.36	4.99	3.63	5.32	5.72	2.82